Exhibit 1.1

UNOFFICIAL TRANSLATION

DEED OF CONVERSION AND AMENDMENT

OF THE ARTICLES OF ASSOCIATION OF

COINCHECK GROUP B.V.

(after conversion and amendment named: Coincheck Group N.V.)

On the tenth day of December two thousand and twenty-four appeared before me Reinier Hans Kleipool, civil law notary in Amsterdam:

[De Brauw Lawyer]

The individual appearing declares that on the second day of December two thousand and twenty-four the general meeting of the private limited liability company (besloten vennootschap met beperkte aansprakelijkheid): Coincheck Group B.V., with seat in Amsterdam, the Netherlands, address at Hoogoorddreef 15, 1101 BA Amsterdam, the Netherlands and Trade Register number 85546283, resolved to convert this company into a public limited liability company and in connection therewith to amend its articles of association and to authorise the person appearing to execute this deed.

In order to implement these resolutions, the individual appearing before me declares to convert the private limited liability company into a public limited liability company and amend the company's articles of association such that these will read in full as follows

ARTICLES OF ASSOCIATION:

1	DEFINITIONS AND INTERPRETATION.

1.1	Definitions.

In these articles of association, the following terms have the following meaning:

Annual Accounts	:	the Company's annual accounts as referred to in article 2:361 BW;

Board	:	the Company's board of directors;

Board Regulations	:	the regulations adopted by the Board as referred to in article 7.1.7 of these articles of association;

BW	:	the Dutch Civil Code (Burgerlijk Wetboek);

Chief Executive Officer	:	the Executive Director designated as chief executive officer;

Company	:	Coincheck Group N.V.;

Director	:	an Executive Director or a Non-Executive Director;

Executive Director	:	a member of the Board designated as executive director having responsibility for directing the day-to-day affairs of the Company;

Executive Chairperson	:	the Executive Director designated as executive chairperson;

General Meeting	:	the corporate body that consists of the Shareholders and all other Persons with Meeting Rights, or the meeting in which the Shareholders and all other Persons with Meeting Rights assemble;

Group Company	:	a Company's group company as referred to in article 2:24b BW;

Lead Non-Executive Director	:	the Non-Executive Director designated as lead non-executive director and who shall serve as the chair of the Board, or voorzitter, as referred to under Dutch law;

Management Report	:	the Company's management report as referred to in article 2:391 BW;

Meeting Rights	:	the right, either in person or by proxy authorized in writing, to attend and address the General Meeting;

Non-Executive Director	:	each member of the Board designated as non-executive director and having oversight responsibilities but not responsibility to direct the day-to-day affairs of the Company;

Person	:	a natural person, partnership, company, corporation, association with or without legal personality, cooperative, mutual insurance society, foundation, trust, joint venture or any other similar entity, whether or not a legal entity;

Persons with Meeting Rights	:	Shareholders, holders of a right of usufruct with Meeting Rights and holders of a right of pledge with Meeting Rights;

Persons with Voting Rights	:	Shareholders with voting rights, holders of a right of usufruct with voting rights and holders of a right of pledge with voting rights;

Proceeding	:	any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in that regard or any inquiry or investigation that could lead to such an action, suit or proceeding;

Record Date	:	the twenty-eighth day prior to the date of a General Meeting, or such other day as prescribed by Dutch law;

Shareholder	:	a holder of one or more Shares;

Share	:	an ordinary share in the Company's share capital; and

Subsidiary	:	a subsidiary of the Company as referred to in article 2:24a BW.

1.2	Interpretation.

Any reference to a gender includes all genders, and any defined term in the singular includes the plural.

2	NAME, CORPORATE SEAT AND OBJECTS.

2.1	Name. Corporate seat.

2.1.1	The name of the Company is Coincheck Group N.V.

2.1.2	Its corporate seat is in Amsterdam, the Netherlands.

2.2	Objects.

The Company's objects are:

(a)	to incorporate, participate in, render management and/or administrative services to and conduct the management of other companies and enterprises, including companies and enterprises with operations to realize, promote and support activities using digital technology, including those related to crypto assets, digital currencies, tokens, token economy, Web3 and/or blockchain;

(b)	to acquire, dispose of, manage, lease and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights;

(c)	to borrow, lend and raise funds, including the issue of bonds, promissory notes or other financial instruments and to enter into agreements in connection with aforementioned activities as well as to acquire, invest, trade, hold and dispose of (foreign) currencies, digital currencies, crypto assets, securities and other financial instruments;

(d)	to grant guarantees, bind the Company and to pledge or otherwise encumber its assets for obligations of the Company, Subsidiaries and third parties,

and to perform all activities which are incidental to or which may be conducive to any of the foregoing.

3	share CAPITAL.

3.1	Share structure.

3.1.1	The authorised share capital of the Company amounts to four million euro (EUR 4,000,000) and is divided into four hundred million (400,000,000) Shares, each with a nominal value of one eurocent (EUR 0.01).

3.1.2	All Shares are in registered form.

3.1.3	The Company may issue share certificates for Shares in registered form as may be approved by the Board. Each Director is authorised to sign any such share certificate on behalf of the Company.

3.1.4	Shares shall be numbered consecutively, starting from 1.

3.2	Issue of Shares.

3.2.1	Shares are issued pursuant to a resolution of the General Meeting at the proposal of the Board, or pursuant to a resolution of the Board if the Board has been authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of Shares that may be issued must be specified. The authorisation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn. For as long as and to the extent that the Board has been authorised to resolve to issue Shares, the General Meeting shall not have this authority.

3.2.2	Article 3.2.1 equally applies to a grant of rights to subscribe for Shares, but does not apply to an issue of Shares to a Person exercising a previously acquired right to subscribe for Shares.

3.3	Payment for Shares.

3.3.1	Shares may only be issued against payment of the nominal value plus, if the Shares are subscribed for at a higher amount, the difference between these amounts. Shares are issued in accordance with articles 2:80, 2:80a and 2:80b BW.

3.3.2	Payment on Shares must be made in cash if no alternative contribution has been agreed. Payment other than in cash must be made in accordance with the provisions in article 2:94b BW.

3.3.3	Shares issued to (i) current or former employees of the Company or of a Group Company, (ii) current or former Directors to satisfy an obligation of the Company under an equity compensation plan of the Company, and (iii) holders of a right to subscribe for Shares granted in accordance with article 3.2.2 may be paid-up at the expense of the reserves of the Company.

3.3.4	Payment may be made in a currency other than euro, subject to the Company's consent and in accordance with article 2:80a(3) BW.

3.3.5	The Board may perform legal acts as referred to in article 2:94 BW without the prior approval of the General Meeting.

3.4	Pre-emptive rights.

3.4.1	Upon the issue of Shares, each Shareholder has a pre-emptive right in proportion to the aggregate amount of its Shares. This pre-emptive right does not apply to:

(a)	Shares issued to employees of the Company or of a Group Company;

(b)	Shares issued against payment other than in cash; and

(c)	Shares issued to a Person exercising a previously acquired right to subscribe for Shares.

3.4.2	Pre-emptive rights may be restricted or excluded pursuant to a resolution of the General Meeting at the proposal of the Board, or pursuant to a resolution of the Board if the Board has been authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of Shares for which a pre-emptive right may be restricted or excluded must be specified. The authorisation may be extended by specific consecutive periods with due observance of applicable statutory provisions. Unless otherwise stipulated at its grant, the authorisation may not be withdrawn. For as long as and to the extent that the Board has been authorised to resolve to restrict or exclude pre-emptive rights, the General Meeting shall not have this authority.

3.4.3	A resolution of the General Meeting to limit or exclude pre-emptive rights and a resolution to authorise the Board as referred to in article 3.4.2 requires a two/thirds majority of the votes cast if less than half of the issued share capital is represented at a General Meeting.

3.4.4	Subject to article 2:96a BW, when adopting a resolution to issue Shares with pre-emptive rights, the General Meeting or the Board determines how and during which period these pre-emptive rights may be exercised.

3.4.5	Article 3.4.2 equally applies to a grant of rights to subscribe for Shares, but does not apply to an issue of Shares to a Person exercising a previously acquired right to subscribe for Shares.

3.5	Joint ownership.

The Persons entitled to a joint ownership of Shares may only be represented vis-à-vis the Company by one Person jointly designated by them in writing for that purpose.

The Board may, whether or not subject to certain conditions, grant an exemption from the first sentence of this article 3.5.

4	OWN SHARES AND CAPITAL REDUCTION.

4.1	Share repurchase. Disposal of Shares.

4.1.1	The Company may repurchase Shares against payment if and to the extent that the General Meeting has authorised the Board to do so and with due observance of other applicable statutory provisions. This authorisation may be valid for repurchases from time to time for a specific period with due observance of applicable statutory provisions. The General Meeting determines in its authorisation how many Shares the Company may repurchase, in what manner and at what price range. Repurchase by the Company of not fully paid-up Shares is null and void.

4.1.2	The authorisation of the General Meeting as referred to in article 4.1.1 is not required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or of a Group Company under any applicable equity compensation plan, provided that those Shares are included in the price list of a stock exchange.

4.1.3	Any disposal of Shares held by the Company will require a resolution of the Board. Such resolution shall also stipulate any conditions of the disposal.

4.1.4	For the purposes of article 2:98(3) BW, the relevant balance sheet will be the most recent balance sheet adopted by either the General Meeting, as included in the most recently adopted Annual Accounts or as adopted by separate resolution at the proposal of the Board, or by the Board.

4.2	Capital reduction.

4.2.1	The General Meeting shall have the authority to pass a resolution to reduce the issued share capital by (i) cancelling Shares that the Company holds in its own share capital, or (ii) reducing the nominal value of the Shares by means of an amendment to these articles of association.

The resolution shall state the Shares to which the resolution relates and how the resolution will be implemented.

4.2.2	A resolution to reduce the share capital shall require a majority of at least two/thirds of the votes cast in a General Meeting if less than half of the issued capital is represented at the meeting.

4.2.3	The reduction of the nominal value of Shares, with or without repayment, must be made pro rata on all Shares.

4.2.4	A reduction of the issued capital of the Company is furthermore subject to the provisions of sections 2:99 and 2:100 BW.

5	TRANSFER OF SHARES.

5.1.1	The transfer of a Share requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement by the Company of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on the Company will be the equivalent of acknowledgement as stated in this article 5.1.1.

5.1.2	Article 5.1.1 applies mutatis mutandis to the creation of a limited right on a Share, provided that a pledge may also be created without acknowledgement by or service of notice on the Company, in which case article 3:239 BW applies and acknowledgement by or service of notice on the Company will replace the announcement referred to in article 3:239(3) BW.

5.1.3	For as long as Shares are listed on a regulated foreign stock exchange, the Board may resolve, with due observation of the Dutch statutory requirements, that articles 5.1.1 and 5.1.2 shall not apply to the Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange, and that the property law aspects of such Shares shall be governed by the laws of the state of establishment of such stock exchange or by the laws of the state in which deliveries and other legal acts under property law relating to the Shares can or must be made with the consent of such stock exchange.

6	SHAREHOLDERS REGISTER AND LIMITED RIGHTS ON SHARES.

6.1	Shareholders register.

6.1.1	The Board must keep a shareholders register and the Board may appoint a registrar to keep the register on its behalf. The register must be regularly updated.

6.1.2	Each Shareholder's name, address and further information as required by Dutch law or considered appropriate by the Board are recorded in the shareholders register.

6.1.3	The shareholders register may be kept in several copies and in several places. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

6.1.4	If a Shareholder so requests, the Board will provide such Shareholder, free of charge, with written evidence of the information in the shareholders register concerning the Shares registered in the Shareholder's name.

6.1.5	The provisions in articles 6.1.2 and 6.1.4 equally apply to holders of a right of usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice to the Company.

6.2	Right of Pledge.

6.2.1	Shares may be pledged.

6.2.2	If a Share is encumbered with a right of pledge, the voting rights attached to that Share shall vest in the Shareholder, unless at the creation of the pledge the voting rights have been granted to the holder of the right of pledge. Holders of a right of pledge with voting rights have Meeting Rights.

6.2.3	Shareholders who as a result of a right of pledge do not have voting rights have Meeting Rights. Holders of a right of pledge without voting rights do not have Meeting Rights.

6.3	Right of Usufruct.

6.3.1	A right of usufruct may be created on Shares.

6.3.2	If a right of usufruct has been created on a Share, the Shareholder has the voting rights attached to that Share, unless at the creation of the usufruct the voting rights were granted to the holder of the right of usufruct.

6.3.3	Shareholders who as a result of a right of usufruct do not have voting rights have Meeting Rights. Holders of a right of usufruct without voting rights do not have Meeting Rights.

7	MANAGEMENT: ONE-TIER BOARD.

7.1	Board: composition and division of tasks.

7.1.1	The Company is managed by the Board. The Board consists of one (1) or more Executive Directors and one (1) or more Non-Executive Directors. Subject to the approval of the General Meeting, the Board determines the number of Executive Directors and Non-Executive Directors, provided that the majority of the Board will consist of Non-Executive Directors.

7.1.2	The Board will designate:

(a)	one (1) of the Executive Directors as Executive Chairperson;

(b)	one (1) of the Executive Directors as Chief Executive Officer; and

(c)	one (1) of the Non-Executive Directors as Lead Non-Executive Director,

provided that when there is only one (1) Executive Director in office, such Executive Director shall automatically be the Executive Chairperson and the Chief Executive Officer.

The Board may decide to designate one Executive Director as both Executive Chairperson and Chief Executive Officer.

The Board may grant the title vice-chairperson to one of its Non-Executive Directors. If the Lead Non-Executive Director is absent or unable to act, the vice-chairperson, or another Non-Executive Director designated by the Board, is entrusted with the duties of the Lead Non-Executive Director allocated to him by the Board.

The Board may grant Directors such (additional) titles as the Board deems appropriate and the Board may revoke titles granted to Directors at any time.

7.1.3	The Executive Directors are primarily responsible for all day-to-day operations of the Company.

7.1.4	The Non-Executive Directors, amongst others, oversee (i) the Executive Directors' policy and performance of duties and (ii) the Company's general affairs and its business, and render advice and direction to the Executive Directors. The Non-Executive Directors furthermore perform any duties allocated to them under or pursuant to Dutch law or these articles of association. The Executive Directors shall timely provide the Non-Executive Directors with the information they need to carry out their duties.

7.1.5	The Executive Directors and the Non-Executive Directors shall jointly be responsible for the strategic management of the Company.

7.1.6	The Board shall have the power to establish committees from among its members.

7.1.7	With due observance of these articles of association, the Board shall adopt regulations dealing with its internal organisation, the manner in which decisions are taken, the place and manner in which Board meetings are held, the composition, the duties and organisation of committees of the Board and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and committees established by the Board.

7.1.8	The Board may allocate its duties and powers among the Directors and the committees of the Board in or in accordance with the Board Regulations or otherwise in writing, provided that the following duties and powers may only be allocated to the Non-Executive Directors:

(a)	oversight of the performance of the Executive Directors;

(b)	making a nomination pursuant to article 7.2.1;

(c)	determining an Executive Director's remuneration; and

(d)	instructing an auditor in accordance with article 9.2.2.

7.1.9	Directors may adopt legally valid resolutions with respect to matters that fall within the scope of the duties allocated to them in or on the basis of the Board Regulations.

7.2	Board: appointment, suspension and dismissal.

7.2.1	Directors will be appointed by the General Meeting.

The Board shall make a non-binding nomination for the appointment of a person as Director. The nomination shall be included in the notice of the General Meeting at which the appointment shall be considered and such nomination must state whether a person is nominated for appointment as Executive Director or Non-Executive Director.

Shareholders nominating a person to be appointed to a vacancy as Director must observe the provisions of article 8.3.4 respectively article 8.2.2.

7.2.2	A Director will be appointed for a term ending at the close of the first annual General Meeting following his appointment. A Director may be reappointed with due observance of the preceding sentence. The term for appointment as referred to in the first sentence of this article may be deviated from by the General Meeting at the proposal of the Board.

7.2.3	The General Meeting may at all times suspend or dismiss a Director. The Board may at all times suspend an Executive Director.

7.2.4	A suspension may be extended one (1) or more times, but may not last longer than three (3) months in aggregate. If at the end of that period, no decision has been taken on termination of the suspension or on removal of the Director, the suspension shall end. A suspension can be terminated by the General Meeting at any time.

7.2.5	(a)	If the seat of an Executive Director is vacant or upon the inability of an Executive Director to act, the remaining Executive Director or Executive Directors shall temporarily be entrusted with the executive management of the Company; provided that the Board may, however, provide for a temporary replacement.

(b)	If the seats of all Executive Directors are vacant or upon the inability to act of all Executive Directors, the executive management of the Company shall temporarily be entrusted to the Non-Executive Directors, provided that the Board may, however, provide for one (1) or more temporary replacements.

(c)	If the seat of a Non-Executive Director is vacant or upon the inability of a Non-Executive Director to act, the remaining Non-Executive Directors shall temporarily be entrusted with the performance of the duties and the exercise of the authorities of that Non-Executive Director; provided that the Board may, however, provide for a temporary replacement.

(d)	If the seats of all Non-Executive Directors are vacant or upon inability to act of all Non-Executive Directors, the Board may provide for one (1) or more temporary replacements, and if the Board has not provided for such temporary replacement, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of the Non-Executive Directors to one (1) or more other individuals. In absence of all Non-Executive Directors, the Person or Persons designated by the Board or the General Meeting, as referred to in the previous sentence, shall proceed with the required measures to fill the vacancies without delay.

(e)	If the seats of all Directors are vacant or upon inability to act of all Directors, the General Meeting shall be authorised to temporarily entrust the performance of the duties and the exercise of the authorities of the Directors to one (1) or more other individuals. In absence of all Directors, the Person or Persons designated by the General Meeting, as referred to in the previous sentence, shall proceed with the required measures to fill the vacancies without delay.

(f)	A temporary replacement appointed in accordance with this article 7.2.5 will hold office until the earlier of (i) his death, disability, retirement, resignation, disqualification or dismissal from the Board, (ii) the end of the next annual General Meeting or such General Meeting convened earlier to fill the vacancy and (iii) such time as the vacancy, or inability of the Director, in respect of which he was appointed is resolved.

7.2.6	A Director shall in any event be considered to be unable to act within the meaning of article 7.2.5:

(a)	during the Director's suspension; or

(b)	during periods when the Company has not been able to contact the Director (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board).

7.3	Board: decision-making.

7.3.1	The Board adopts its resolutions by a simple majority of the votes cast in a meeting at which the majority of the Directors entitled to vote is present or represented, unless the Board Regulations provide otherwise.

Each Director may cast one vote in the decision-making of the Board. Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.

In a tied vote, the Executive Chairperson will have a casting vote.

7.3.2	A document stating that one or more resolutions have been adopted by the Board and signed by the Executive Chairperson or by the chairperson and secretary of the particular meeting constitutes valid proof of those resolutions.

7.3.3	At a meeting of the Board, a Director may only be represented by another Director holding a proxy in writing or in a reproducible manner by electronic means of communication.

7.3.4	A Director shall not participate in the deliberations and decision-making process if such Director has a direct or indirect personal conflict of interest with the Company and its associated business enterprise.

7.3.5	If the Board is unable to adopt a resolution as a result of all Directors being unable to participate in the deliberations and decision-making process due to a conflict of interest, the resolution may nevertheless be adopted by the Board and article 7.3.4 does not apply.

7.3.6	The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its associated business enterprise, including in any event:

(a)	the transfer of the business enterprise, or practically the entire business enterprise, to a third party;

(b)	concluding or cancelling a long-lasting cooperation of the Company or a Subsidiary with another legal person or company or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

(c)	acquiring or disposing of a participating interest in the share capital of a company with a value of at least one/third of the Company's assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by the Company or a Subsidiary.

7.3.7	The Executive Directors shall not participate in the deliberations and decision-making process regarding:

(a)	making a nomination pursuant to article 7.2.1;

(b)	determining an Executive Director's remuneration; and

(c)	instructing an auditor in accordance with article 9.2.2.

7.3.8	Meetings of the Board can be held through telephone, videoconference or other means of electronic communication.

7.3.9	The Board may also adopt resolutions without holding a meeting, provided that such resolutions are adopted in writing or in a reproducible manner by electronic means of communication, and all Directors entitled to vote consented to adopting the resolution without holding a meeting.

Articles 7.3.1, 7.3.4, 7.3.5, 7.3.6 and 7.3.7 apply mutatis mutandis to adoption by the Board of resolutions without holding a meeting.

7.4	Board: remuneration.

7.4.1	The Company shall have a policy or policies in respect of the remuneration of Executive Directors and Non-Executive Directors. This combined policy is, or these policies separately are, adopted by the General Meeting at the proposal of the Board. A resolution to adopt a remuneration policy requires a simple majority of the votes cast.

7.4.2	The remuneration of the Executive Directors is determined by the Board in accordance with the remuneration policy adopted by the General Meeting. The remuneration of the Non-Executive Directors is determined by the Non-Executive Directors, which for the purpose of this article 7.4.2 are considered a corporate body, in accordance with the remuneration policy adopted by the General Meeting.

7.4.3	A proposal with respect to remuneration schemes for the Directors in the form of Shares or rights to subscribe for Shares must be submitted by the Board to the General Meeting for its approval. This proposal states at least the maximum number of Shares or rights to subscribe for Shares that may be granted to Directors and the criteria for making and amending such grants.

7.5	Representation.

7.5.1	The Board and the Executive Chairperson acting individually are authorised to represent the Company.

7.5.2	The Board may authorise one or more Persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorise in a different manner one or more Persons to represent the Company.

7.6	Indemnity.

7.6.1	The Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any Person who may have served at its request as a director or officer of a Subsidiary, who were or are made a party or are threatened to be made a party to or are involved in a Proceeding, against any and all liabilities, damages, documented expenses (including attorneys' fees), financial effects of judgments, fines, penalties (including excise and similar taxes and punitive damages) and amounts paid in settlement in connection with such Proceeding by any of them. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

7.6.2	The Company shall reimburse costs and capital losses immediately on receipt of an invoice or another document showing the costs or capital losses incurred by the indemnified Person, on the condition that the indemnified Person has undertaken in writing to repay these costs and reimbursements if a repayment obligation as referred to in this article 7.6 arises.

7.6.3	Notwithstanding article 7.6.1, no indemnification shall be made (i) in respect of any claim, issue or matter as to which such Person shall be adjudged by the competent court or, in the event of arbitration, by an arbiter, in a final and non-appealable decision, to be liable for gross negligence or willful misconduct in the performance of such Person's duty to the Company or a Subsidiary or (ii) to the extent that the costs or the capital losses of the indemnified Person are paid by another party or covered by an insurance policy and the insurer has paid out these costs or capital losses.

7.6.4	The right to indemnification conferred in this article 7.6 shall include a right to be paid or reimbursed by the Company for any and all reasonable and documented expenses incurred by any Person entitled to be indemnified under this article 7.6 who is, was, or is threatened, to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to such Person's ultimate entitlement to indemnification; provided, however, that such Person shall undertake to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this article 7.6.

7.6.5	The Company may take out liability insurance for the benefit of the indemnified Persons.

7.6.6	The Board may further implement this article 7.6 in one or more agreements or otherwise.

7.6.7	This article 7.6 may be amended without the consent of the indemnified Persons, but no amendment or repeal of this article 7.6 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

8	GENERAL MEETINGS.

8.1	General Meetings: place, annual General Meeting and information.

8.1.1	General Meetings can be held in Amsterdam, Haarlemmermeer (including Schiphol Airport), The Hague and Rotterdam.

8.1.2	The annual General Meeting shall be held each year, no later than six months after the end of the financial year of the Company.

8.1.3	The Board shall provide to the General Meeting any information it requests, unless this would be contrary to an overriding interest of the Company. If the Board invokes an overriding interest, the reasons for this must be explained.

8.1.4	Notwithstanding the provisions of article 8.1.1 and to the extent permitted by law, the Board may decide that a General Meeting is only accessible by electronic means in accordance with the applicable legal provisions. The use on an electronic means of communication in this respect is subject to the provisions of article 8.4.4.

8.2	General Meetings: convening meetings.

8.2.1	General Meetings are convened by the Board.

8.2.2	One or more holders of Shares and/or other Persons with Meeting Rights alone or jointly representing at least the percentage of the issued share capital as required by Dutch law may request the Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may, at its/their request, be authorised by the preliminary relief judge of the district court to convene a General Meeting.

8.3	General Meetings: notice of meetings and agenda.

8.3.1	Notice of a General Meeting must be given by the Board with due observance of the notice period required by Dutch law.

8.3.2	The Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification is replaced by a legible and reproducible message sent by electronic mail to the address indicated by such Person to the Company for such purpose.

8.3.3	The notice convening a meeting is issued in accordance with Dutch law and by a public announcement in electronic form which can be directly and continuously accessed until the General Meeting.

8.3.4	An item requested in writing by one or more Shareholders and/or other Persons with Meeting Rights solely or jointly representing at least the percentage of the issued share capital as required by Dutch law shall be included in the notice of the meeting or announced in the same manner, if the Company has received the request, including the reasons, no later than on the day prescribed by Dutch law.

8.3.5	Requests as meant in articles 8.2.2 and 8.3.4 may be submitted electronically. The Board may establish conditions to requests referred to in the previous sentence, which conditions shall be posted on the website of the Company.

8.4	General Meetings: attending meetings.

8.4.1	The Board may determine that those Persons with Meeting Rights and those Persons with Voting Rights who are on the Record Date for a General Meeting listed as such in a register designated for that purpose by the Board, are deemed Persons with Meeting Rights or Persons with Voting Rights, respectively, for that General Meeting, regardless of who is entitled to the Shares at the time of the General Meeting.

8.4.2	In order for a Person to be able to exercise Meeting Rights and the right to vote in a General Meeting, that Person must notify the Company in writing of such Person's intention to do so no later than on the day and in the manner mentioned in the notice convening the General Meeting.

8.4.3	The Board may decide that Persons with Voting Rights may, within a period prior to the General Meeting to be set by the Board, which period cannot begin prior to the Record Date, cast their votes electronically or by means of a letter in a manner to be decided by the Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

8.4.4	The Board may decide that each Person with Meeting Rights has the right, in person or represented by a written proxy, to take part in, address and, to the extent such Person is entitled to vote, to vote at the General Meeting using electronic means of communication, provided that such Person can be identified via the same electronic means and is able to directly observe the proceedings and, to the extent such Person is entitled to vote, to vote at the meeting. The Board may establish conditions to the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and for the reliability and security of the communication. The conditions must be included in the notice convening the meeting and be published on the Company's website.

8.4.5	Directors are authorised to attend the General Meeting in person or by electronic means of communication, and have an advisory vote at the General Meeting.

8.4.6	The chairperson of the General Meeting decides on all matters relating to admission to the General Meeting.

8.4.7	The Company may direct that any Person, before being admitted to a General Meeting, identify himself by means of a valid passport or other means of identification and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances.

8.4.8	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the chairperson of the General Meeting.

8.5	General Meetings: order of discussion, minutes.

8.5.1	The General Meeting is chaired by the Executive Chairperson or in his absence by the Lead Non-Executive Director. If both the Executive Chairperson and the Lead Non-Executive Director are absent, the General Meeting is chaired by the vice-chairperson of the Board or, in his absence, by any other Person designated for that purpose by the Board. The chairperson of the General Meeting appoints the secretary of the General Meeting.

8.5.2	The chairperson of the General Meeting determines the order of discussion in accordance with the agenda and may limit speaking time or take other measures to ensure that the meeting proceeds in an orderly manner. The chairperson of the General Meeting may chair the General Meeting by electronic means of communication.

8.5.3	All issues relating to the proceedings at or concerning the meeting are decided by the chairperson of the General Meeting.

8.5.4	Minutes of the business transacted at the meeting must be kept by the secretary of the meeting, unless a notarial record of the General Meeting is prepared. Minutes of a General Meeting are adopted and subsequently signed by the chairperson and the secretary of the General Meeting.

8.5.5	A written confirmation signed by the chairperson of a General Meeting stating that at such General Meeting a resolution has been adopted constitutes valid proof of that resolution towards third parties.

8.6	General Meetings: decision-making.

8.6.1	Insofar Dutch law or these articles of association do not prescribe a larger majority, the General Meeting adopts resolutions by a simple majority of votes cast.

8.6.2	Each Share confers the right to cast one (1) vote. Blank votes, abstentions and invalid votes are regarded as votes that have not been cast.

8.6.3	No vote may be cast at the General Meeting for a Share held by the Company or one of its Subsidiaries or in respect of a Share for which any of them holds the depository receipts. Holders of a right of usufruct or a right of pledge on Shares belonging to the Company or its Subsidiaries are not excluded from voting if the right of usufruct or the right of pledge was created before the Share concerned belonged to the Company or one of its Subsidiaries. The Company or a Subsidiary may not cast a vote in respect of a Share on which it holds a right of usufruct or a right of pledge. When determining the extent to which shareholders are entitled to vote, are present or represented, or to the extent to which the share capital is present or represented, no account shall be taken of shares in respect of which Dutch law or these articles of association provide that not votes may be cast.

8.6.4	The chairperson of the General Meeting determines the method of voting.

8.6.5	The ruling by the chairperson of the General Meeting on the outcome of a vote is decisive.

8.6.6	In event of a tied vote, the proposal will be rejected.

8.6.7	All disputes concerning voting at a General Meeting for which neither Dutch law nor the articles of association provide a solution are decided by the chairperson of such General Meeting.

9	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR.

9.1	Financial year. Annual reporting.

9.1.1	The Company's financial year runs from the first day of April until and including the thirty-first day of March of the following year.

9.1.2	Each year, within the statutory period, the Board shall prepare Annual Accounts. The Annual Accounts must be accompanied by an auditor's statement as referred to in article 9.2.1, the Management Report, and the additional information to the extent that this information is required.

9.1.3	The Annual Accounts must be signed by all Directors. If the signature of one or more of them is missing, this and the reasons for this must be disclosed.

9.1.4	The Company shall ensure that the Annual Accounts, the Management Report and the additional information referred to in article 9.1.2 are available at the Company's address from the day of the notice of the General Meeting at which they are to be discussed.

The Persons with Meeting Rights may inspect these documents and obtain a copy free of charge.

9.1.5	The Annual Accounts are adopted by the General Meeting.

9.1.6	In the General Meeting where adoption of the Annual Accounts is discussed, a proposal to grant discharge to the members of the Board may be discussed as a separate item on the agenda.

9.2	Auditor.

9.2.1	The General Meeting instructs a statutory auditor to audit the Annual Accounts in accordance with article 2:393(3) BW. The instruction may be given to a firm in which statutory accountants work together. The Board shall nominate an auditor for instruction.

9.2.2	If the General Meeting fails to issue the instructions to the auditor, the Board is authorised to do so.

9.2.3	The instructions issued to the auditor may be revoked by the General Meeting and by the corporate body issuing the instructions. The instructions may only be revoked for valid reasons and in accordance with article 2:393(2) BW.

9.2.4	The auditor shall report the findings of the audit to the Board and present the results of the audit in a statement on the true and fair view provided by the Annual Accounts.

9.2.5	The Board may issue instructions (other than those referred to above) to the above auditor or to a different auditor at the Company's expense.

10	PROFIT, LOSS AND DISTRIBUTIONS.

10.1	Profit and loss. Distributions on Shares.

10.1.1	Distribution of dividends pursuant to this article 10.1 will take place after the adoption of the Annual Accounts which show that the distribution is allowed.

10.1.2	The Company may make distributions on Shares only to the extent that its shareholders' equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law or the articles of association.

10.1.3	The Board may determine that any amount out of the profits will be added to the reserves.

10.1.4	The profits remaining after application of article 10.1.3 will be at the disposal of the General Meeting.

10.1.5	The General Meeting may only resolve to make a distribution on Shares in kind, including in the form of Shares, at the proposal of the Board.

10.1.6	Subject to the other provisions of this article 10.1, the General Meeting may, at the proposal of the Board, resolve to make distributions on Shares from one or several reserves which the Company is not prohibited from distributing by virtue of Dutch law or the articles of association.

10.1.7	For the purpose of calculating the amount of any distribution, Shares held by the Company will not be taken into account. No distribution will be made on Shares held by the Company, unless those Shares are encumbered with a right of usufruct or a right of pledge.

10.2	Interim distributions.

10.2.1	The Board, or the General Meeting at the proposal of the Board, may resolve to make interim distributions on Shares, provided that an interim statement of assets and liabilities shows that the requirement of article 10.1.2 has been met. Interim distributions may be made in cash or in kind, including in the form of Shares.

10.2.2	The interim statement of assets and liabilities referred to in article 10.2.1 relates to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. This interim statement must be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under Dutch law and the articles of association must be included in the statement of assets and liabilities. The statement must be signed by the Directors. If one or more of their signatures are missing, this absence and the reason for this absence must be stated.

10.3	Notices and payments.

10.3.1	Any proposal for a distribution on Shares must immediately be published by the Board in accordance with the regulations of the stock exchange where the Shares are officially listed at the Company's request. The notification must specify the date when and the manner in which the distribution will be payable or - in the case of a proposal for distribution - is expected to be made payable.

10.3.2	Distributions will be payable on the day determined by the Board.

10.3.3	The Persons entitled to a distribution shall be the relevant Shareholders, holders of a right of usufruct on Shares and holders of a right of pledge on Shares, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.

10.3.4	Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

10.3.5	The Board may determine that distributions on Shares will be made payable either in euro or in another currency.

11	AMENDMENT OF THE ARTICLES OF ASSOCIATION, DISSOLUTION AND LIQUIDATION.

11.1	Amendments to these articles of association. Dissolution.

11.1.1	A resolution to amend these articles of association or to dissolve the Company may only be adopted by the General Meeting at the proposal of the Board.

11.1.2	If a proposal to amend these articles of association is to be submitted to the General Meeting, it shall be so stated in the notice convening the meeting, and a copy of the proposal containing the text of the proposed amendment shall be made available at the Company's office for inspection by every Shareholder and other Person with Meeting Rights, from the date of the notice convening the meeting until the conclusion of such General Meeting.

11.2	Liquidation.

11.2.1	If the Company is dissolved, the liquidation is carried out by the Board, unless the General Meeting resolves otherwise at the proposal of the Board.

11.2.2	These articles of association remain in force as long as possible during the liquidation.

11.2.3	The surplus assets of the Company remaining after satisfaction of its debts will be for the benefit of the Shareholders in proportion to the aggregate nominal value of the Shares held by each of them, in accordance with the provisions of article 2:23b BW.

12	Transitional provisions.

Until the day after the day on which these articles of association come into effect, the articles of association will have an article 8.6.8, which will read as follows:

8.6.8	The General Meeting may adopt any resolution which it may adopt at a General Meeting without holding a meeting, provided that all Persons with Voting Rights have voted in favour of the proposals and the votes have been cast in writing or by electronic means of communication.

Finally the individual appearing before me declares:

(a)	at the time of execution of this deed, the issued and paid-up share capital of the company amounts to one million two hundred twenty-five thousand eight hundred seventy-six euro and seventeen eurocent (EUR 1,225,876.17), consisting of one hundred twenty-two million five hundred eighty-seven thousand six hundred and seventeen (122,587,617) ordinary shares, each with a nominal value of one eurocent (EUR 0.01); and

(b)	an auditor, as referred to in article 2:393(1) BW has certified, in accordance with the provisions of article 2:72(1) BW, that on a date within five (5) months prior to the date of the execution of this deed, the equity of the company corresponded at least with the paid up and called part of the share capital.

A document in evidence of the resolutions referred to in the opening statements of this deed as well as the auditor's certificate referred to under (b), are (in copy) attached to this deed.

The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. I also stated what consequences the contents of the deed have for the party. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed, at two hours (02:00).